EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2011	2010	2009	2008	2007
Earnings before income taxes and equity earnings	$412.9	$277.4	$205.3	$357.8	$284.2
Distributed income of equity investees	5.0	2.0	–	1.5	3.0

Earnings before income taxes and equity earnings, as adjusted	$417.9	$279.4	$205.3	$359.3	$287.2

Fixed charges:
Interest on debt	$60.4	$54.1	$47.0	$33.1	$45.5
Interest element of rentals	2.7	2.7	2.9	2.7	2.5

Total fixed charges	$63.1	$56.8	$49.9	$35.8	$48.0

Total adjusted earnings available for payment of fixed charges	$481.0	$336.2	$255.2	$395.1	$335.2

Ratio of earnings to fixed charges	7.6	5.9	5.1	11.0	7.0

2011 ANNUAL REPORT	117